UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AuthenTec, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

052660107

(CUSIP Number)

Sarah Lafaye
Sofinnova Partners
17 rue de Surène
75008 Paris
France
(+33) 1 53 05 41 13

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052660107	13D	Page 2 of 10
1.	Name of Reporting Persons Sofinnova Capital IV FCPR (“SC IV”) EIN: 98-0336083
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power

5,446,679 shares, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC IV, may be deemed to have sole voting power, and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), and Monique Saulnier (“Saulnier”), the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.
Sole Dispositive Power

5,446,679 shares, except that SP SAS, the management company of SC IV, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,446,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐

13.	Percent of Class Represented by Amount in Row 11 12.48% (1)
14.	Type of Reporting Person (see instructions) OO

(1)  Based on 43,640,631 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 16, 2011, as disclosed by AuthenTec, Inc. in its Form 10-k filed with the Securities and Exchange Commission ("SEC") on March 17, 2010.

CUSIP No. 052660107	13D	Page 3 of 10
1.	Name of Reporting Persons Sofinnova Partners SAS, a French corporation (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power

5,446,679 shares, of which 5,446,679 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.
Sole Dispositive Power

5,446,679 shares, except that SP SAS, the management company of SC IV, may be deemed to have sole power to dispose of these shares, and Lucquin, Papiernik, and Saulnier, the managing partners of SP SAS, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,446,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐

13.	Percent of Class Represented by Amount in Row 11 12.48% (1)
14.	Type of Reporting Person (see instructions) OO

(1)  Based on 43,640,631 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 16, 2011, as disclosed by AuthenTec, Inc. in its Form 10-k filed with the Securities and Exchange Commission ("SEC") on March 17, 2010.

CUSIP No. 052660107	13D	Page 4 of 10
1.	Name of Reporting Persons Denis Lucquin (“Lucquin”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.
Shared Voting Power

5,446,679 shares, of which 5,446,679 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.
Shared Dispositive Power

5,446,679 shares, of which 5,446,679 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have power to dispose of these shares, and Lucquin, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,446,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐

13.	Percent of Class Represented by Amount in Row 11 12.48% (1)
14.	Type of Reporting Person (see instructions) IN

(1)  Based on 43,640,631 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 16, 2011, as disclosed by AuthenTec, Inc. in its Form 10-k filed with the Securities and Exchange Commission ("SEC") on March 17, 2010.

CUSIP No. 052660107	13D	Page 5 of 10
1.	Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.
Shared Voting Power

5,446,679 shares, of which 5,446,679 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.
Shared Dispositive Power

5,446,679 shares, of which 5,446,679 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have power to dispose of these shares, and Papiernik, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,446,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐

13.	Percent of Class Represented by Amount in Row 11 12.48% (1)
14.	Type of Reporting Person (see instructions) IN

(1)  Based on 43,640,631 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 16, 2011, as disclosed by AuthenTec, Inc. in its Form 10-k filed with the Securities and Exchange Commission ("SEC") on March 17, 2010.

CUSIP No. 052660107	13D	Page 6 of 10
1.	Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY

4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.
Shared Voting Power

5,446,679 shares, of which 5,446,679 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have sole voting power, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.
Shared Dispositive Power

5,446,679 shares, of which 5,446,679 shares are owned directly by SC IV.  SP SAS, the management company of SC IV, may be deemed to have power to dispose of these shares, and Saulnier, a managing partner of SP SAS, may be deemed to have shared power to dispose of these shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,446,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions)	☐

13.	Percent of Class Represented by Amount in Row 11 12.48% (1)
14.	Type of Reporting Person (see instructions) IN

(1)  Based on 43,640,631 shares of AuthenTec, Inc. common stock issued and outstanding, which is the number of shares of common stock outstanding as of March 16, 2011, as disclosed by AuthenTec, Inc. in its Form 10-k filed with the Securities and Exchange Commission ("SEC") on March 17, 2010.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) Sofinnova Capital IV FCPR (SC IV), Sofinnova Partners SAS, a French corporation (“SP SAS”), and Denis Lucquin (“Lucquin”), Antoine Papiernik (“Papiernik”), and Monique Saulnier (“Saulnier”), the managing partners of SP SAS (collectively, the “Listed Persons” and together with SC IV and SP SAS, the “Filing Persons”) on October 7, 2010.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by deleting it in its entirety and replacing it with the following:

Pursuant to an Agreement and Plan of Merger by and among the Issuer, AU Merger, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), UPEK, Inc. (“UPEK”), and SC IV, as the Stockholders’ Representative dated September 3, 2010 (the “Merger Agreement”), Merger Sub was merged with and into UPEK with UPEK surviving as a wholly-owned subsidiary of the Issuer (the “Merger”).  Pursuant to the Merger Agreement, the Issuer acquired all of the outstanding shares of capital stock of UPEK in exchange for 5,956,540 shares of common stock of the Issuer and a non-interest bearing convertible promissory note in the principal amount of $21,557,559 (the “Promissory Note”). The maturity date (the “Maturity Date”) of the Promissory Note is the earlier of (x) as soon as commercially practicable but in any event no later than three business days after the special meeting of the Issuer’s stockholders held to approve the conversion of the Promissory Note into an additional 7,984,281 shares of common stock of the Issuer (the “Note Satisfaction Shares”) and (y) March 1, 2011 (subject to a 60-day extension upon the occurrence certain events).

The Issuer convened a special meeting of its stockholders on December 17, 2010 (the “Special Meeting”) for the purpose of voting on the approval of the issuance of the Note Satisfaction Shares in full satisfaction of the Note.  At the Special Meeting, the stockholders approved the issuance of the Note Satisfaction Shares.  The Note Satisfaction Shares were issued on December 22, 2010 in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Act”), by reason of Section 4(2) thereof and/or Regulation D promulgated under the Act.  SC IV received 3,195,572 Note Satisfaction Shares.

Accordingly, pursuant to such terms and conditions, 566,037 shares of  Common Stock, 680,642 shares of Series A Preferred Stock, 1,416,666 shares of Series B Preferred Stock, 100,700 shares of Series C Preferred Stock, 105,431 shares of Series D Preferred Stock, and 1,836,392 shares of Series E Preferred Stock, and promissory notes in the principal amount of $755,696 of UPEK held by SC IV  were exchanged for 2,251,107 shares of Issuer’s common stock and a Promissory Note that converted into an additional 3,195,572 shares of Issuer’s common stock.

The foregoing description of the terms of the Merger Agreement and the Promissory Note is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement and Promissory Note filed as exhibits to the Issuer’s Current Report on Form 8-K filed with the SEC on September 7, 2010 and incorporated by reference herein.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended by deleting it in its entirety and replacing it with the following:

The shares of the Issuer’s common stock acquired by SC IV in the Merger (described in Item 3 above) were acquired solely for investment purposes.

Jean Schmitt, a managing partner of SP SAS, was formerly a member of the Board of Directors of UPEK.  In connection with the Merger, he was appointed as a member of the Board of Directors of the Issuer.

Subject to applicable legal requirements and the stand-still provisions of the Stockholders Agreement entered into by the Issuer, SC IV, and certain former stockholders of UPEX in connection with the Merger Agreement and dated September 3, 2010, (the “Stockholders Agreement”), one or more of the Filing Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Filing Persons’ ownership of the Issuer’s securities, other opportunities available to the Filing Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Filing Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Filing Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

As of the date of this Amendment No. 1 to Schedule 13D, and except as provided herein, none of the Filing Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

(a)
SeeRows 11 and 13 of the cover page for each of the Filing Persons.   The Filing Persons disclaim beneficial ownership with respect to these shares except to the extent of their pecuniary interest therein.

(b)	See Rows 7, 8, 9, and 10 for each Filing Person.
(c)	On December 22, 2010, SC IV acquired 3,195,572 shares of Issuer’s common stock in satisfaction of its interest in the Promissory Note. See Item 3.

(d)
Under certain circumstances set forth in the operating agreement of SC IV, the equityholders  of SC IV and SAS, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by SC IV.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2011

SOFINNOVA CAPITAL IV FCPR By: Sofinnova Partners SAS By: /s/ Denis Lucquin Name: Denis Lucquin Title: Managing Partner	SOFINNOVA PARTNERS SAS By: /s/ Denis Lucquin Name: Denis Lucquin Title: Managing Partner

By: /s/ Denis Lucquin Name: Denis Lucquin	By: /s/ Monique Saulnier Name: Monique Saulnier

By: /s/ Antoine Papiernikl Name: Antoine Papiernik